UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

FirstSun Capital Bancorp

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

33767U107

(CUSIP Number)

July 12, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33767U107	13G	Page 1 of Pages 12

1	Name of reporting persons: Lightyear Fund III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,436,728
	6	Shared voting power: 0
	7	Sole dispositive power: 1,436,728
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,436,728
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.2%[1]
12	Type of reporting person (see instructions): PN

1 *This percentage and all the percentages in the cover pages are based on a total of 27,654,179 shares of common stock outstanding as of September 30, 2024, as provided by the Issuer.

CUSIP No. 33767U107	13G	Page 2 of Pages 12

1	Name of reporting persons: Lightyear Co-Invest Partnership III, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 3,978
	6	Shared voting power: 0
	7	Sole dispositive power: 3,978
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 3,978
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): Less than 0.1%
12	Type of reporting person (see instructions): PN

CUSIP No. 33767U107	13G	Page 3 of Pages 12

1	Name of reporting persons: Lightyear Fund III GP, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,436,728
	6	Shared voting power: 0
	7	Sole dispositive power: 1,436,728
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,436,728
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.2%
12	Type of reporting person (see instructions): PN

CUSIP No. 33767U107	13G	Page 4 of Pages 12

1	Name of reporting persons: Lightyear Fund III GP Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,440,706
	6	Shared voting power: 0
	7	Sole dispositive power: 1,440,706
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,440,706
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.2%
12	Type of reporting person (see instructions): OO

CUSIP No. 33767U107	13G	Page 5 of Pages 12

1	Name of reporting persons: LY Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,440,706
	6	Shared voting power: 0
	7	Sole dispositive power: 1,440,706
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,440,706
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.2%
12	Type of reporting person (see instructions): OO

CUSIP No. 33767U107	13G	Page 6 of Pages 12

1	Name of reporting persons: Lightyear Capital III, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 3,395
	6	Shared voting power: 0
	7	Sole dispositive power: 3,395
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 3,395
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): Less than 0.1%
12	Type of reporting person (see instructions): OO

CUSIP No. 33767U107	13G	Page 7 of Pages 12

1	Name of reporting persons: Lightyear Capital LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 3,395
	6	Shared voting power: 0
	7	Sole dispositive power: 3,395
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 3,395
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): Less than 0.1%
12	Type of reporting person (see instructions): OO

CUSIP No. 33767U107	13G	Page 8 of Pages 12

1	Name of reporting persons: Lightyear Capital Management LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 3,395
	6	Shared voting power: 0
	7	Sole dispositive power: 3,395
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 3,395
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): Less than 0.1%
12	Type of reporting person (see instructions): PN

CUSIP No. 33767U107	13G	Page 9 of Pages 12

1	Name of reporting persons: Lightyear Capital GP LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 3,395
	6	Shared voting power: 0
	7	Sole dispositive power: 3,395
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 3,395
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): Less than 0.1%
12	Type of reporting person (see instructions): OO

CUSIP No. 33767U107	13G	Page 10 of Pages 12

1	Name of reporting persons: Mark F. Vassallo
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 1,444,101
	6	Shared voting power: 0
	7	Sole dispositive power: 1,444,101
	8	Shared dispositive power: 0
9	Aggregate amount beneficially owned by each reporting person: 1,444,101
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9): 5.2%
12	Type of reporting person (see instructions): IN

CUSIP No. 33767U107	13G	Page 11 of Pages 12

Item 1.	(a).	Name of Issuer:

FirstSun Capital Bancorp (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

1400 16th Street, Suite 250 Denver, CO 80202

Item 2.	(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1) Lightyear Fund III, L.P., a Delaware limited partnership (“Lightyear Fund III”); (2) Lightyear Co-Invest Partnership III, L.P., a Delaware limited partnership (“Co-Invest”); (3) Lightyear Fund III GP, L.P., a Delaware limited partnership (“Lightyear Fund III GP”); (4) Lightyear Fund III GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund III GP Holdings”); (5) LY Holdings, LLC, a Delaware limited liability company (“LY Holdings”); (6) Lightyear Capital III, LLC (“Lightyear Capital III”); (7) Lightyear Capital LLC; (8) Lightyear Capital Management LP; (9) Lightyear Capital GP LLC; and (10) Mr. Mark F. Vassallo, an individual.

	(b).	Address of Principal Business Office:

40 West 57th Street, 22nd Floor New York, NY 10019

	(c).	Citizenship:

See Item 4 of each cover page.

	(d).	Title of Class of Securities:

Common Stock

	(e).	CUSIP Number:

33767U107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.		Ownership.

	(a)	Amount beneficially owned:

See Item 9 of each cover page.

	(b)	Percent of class:

See Item 11 of each cover page.

	(c)	Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

CUSIP No. 33767U107	13G	Page 12 of Pages 12

As of the date hereof, 1,436,728 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Fund III, 3,978 shares of Common Stock of the Issuer reported herein are directly held by Co-Invest and 3,395 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Capital III. As the general partner of Lightyear Fund III, Lightyear Fund III GP may be deemed to have voting and/or dispositive power over such securities. As the general partner of Lightyear Fund III GP and Co-Invest, Lightyear Fund III GP Holdings may also be deemed to have voting and/or dispositive power over such securities. However, each of Lightyear Fund III GP and Lightyear Fund III GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund III and Co-Invest, as applicable.

LY Holdings, as the managing member of Lightyear Fund III GP Holdings, and Mr. Mark F. Vassallo, as the managing member of LY Holdings, may also be deemed to have voting and/or dispositive power over such securities. However, each of LY Holdings and Mr. Vassallo disclaims beneficial ownership of the shares held by Lightyear Fund III and Co-Invest.

As the sole member of Lightyear Capital III, Lightyear Capital LLC may be deemed to have voting and/or dispositive power over the securities held by Lightyear Capital III. As the sole member of Lightyear Capital LLC, Lightyear Capital Management LP may also be deemed to have voting and/or dispositive power over such securities. As the general partner of Lightyear Capital Management LP, Lightyear Capital GP LLC may also be deemed to have voting and/or dispositive power over such securities. As the manager of Lightyear Capital GP LLC, Mr. Vassallo may also be deemed to have voting and/or dispositive power over such securities. However, each of Lightyear Capital LLC, Lightyear Capital Management LP, Lightyear Capital GP LLC and Mr. Vassallo disclaims beneficial ownership of the shares held by Lightyear Capital III.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2024

LIGHTYEAR FUND III, L.P. By: Lightyear Fund III GP, L.P., its general partner By: Lightyear Fund III GP Holdings, LLC, its general partner
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP III, L.P. By: Lightyear Fund III GP Holdings, LLC, its general partner
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR FUND III GP, L.P. By: Lightyear Fund III GP Holdings, LLC, its general partner
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR FUND III GP HOLDINGS, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CAPITAL III, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CAPITAL LLC
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Managing Director

LIGHTYEAR CAPITAL MANAGEMENT LP By: Lightyear Capital GP LLC, its general partner
By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Authorized Signatory

LIGHTYEAR CAPITAL GP LLC
By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Authorized Signatory

MARK F. VASSALLO, an individual

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Attorney-in-Fact

Exhibit List

Exhibit A	Joint Filing Agreement, dated November 13, 2024, among the Reporting Persons.
Exhibit B	Power of Attorney appointing Ellan Ben-Hayon and Lori Forlano as Attorney-in-Fact.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of FirstSun Capital Bancorp, par value $0.0001 per share, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 13, 2024.

LIGHTYEAR FUND III, L.P. By: Lightyear Fund III GP, L.P., its general partner By: Lightyear Fund III GP Holdings, LLC, its general partner
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CO-INVEST PARTNERSHIP III, L.P. By: Lightyear Fund III GP Holdings, LLC, its general partner
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR FUND III GP, L.P. By: Lightyear Fund III GP Holdings, LLC, its general partner
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR FUND III GP HOLDINGS, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LY HOLDINGS, LLC

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CAPITAL III, LLC
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Vice President

LIGHTYEAR CAPITAL LLC
By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Managing Director

LIGHTYEAR CAPITAL MANAGEMENT LP By: Lightyear Capital GP LLC, its general partner
By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Authorized Signatory

LIGHTYEAR CAPITAL GP LLC

By:	/s/ Daniel Stencel
Name:	Daniel Stencel
Title:	Authorized Signatory

MARK F. VASSALLO, an individual

By:	/s/ Lori Forlano
Name:	Lori Forlano
Title:	Attorney-in-Fact

Exhibit B

LIMITED POWER OF ATTORNEY

Know all men by these presents that Mark F. Vassallo does hereby make, constitute and appoint each of Ellan Ben-Hayon and Lori Forlano as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or as a partner of any partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to: (i) Sections 13(d) and 13(g) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5, (ii) Form 13H and (iii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

By:	/s/ Mark F. Vassallo
Name:	Mark F. Vassallo
Date:	July 15, 2015